5/23

05008221

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Steel Corp.

*CURRENT ADDRESS

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3296   FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/23/05

Deloitte
勤業眾信

82-3296

ARIS
12-31-04

China Steel Corporation

Financial Statements for the
Years Ended December 31, 2004 and 2003 and
Independent Auditors' Report

Audit . Tax . Consulting . Financial Advisory.
審計 · 稅務 · 企業管理諮詢 · 財務諮詢

Deloitte.
勤業眾信

勤業眾信會計師事務所
105台北市民生東路三段156號12樓

Deloitte & Touche
12th Floor, Hung-Tai Plaza
156 Min Sheng East Road, Sec. 3
Taipei 105, Taiwan, ROC
Tel: +886 (2) 2545-9988
Fax: +886 (2) 2545-9966
www.deloitte.com.tw

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
China Steel Corporation

We have audited the accompanying balance sheets of China Steel Corporation (the "Corporation") as of December 31, 2004 and 2003 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules for Audit of Financial Statements by Certified Public Accountants and generally accepted auditing standards in the Republic of China (ROC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Corporation as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in ROC.

Deloitte & Touche

January 26, 2005

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail. Also, as stated in Note 2 to the financial statements, the additional footnote disclosures that are not required under generally accepted accounting principles were not translated into English.

CHINA STEEL CORPORATION

BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Par Value)

ASSETS	2004 Amount	%	2003 Amount	%
CURRENT ASSETS				
Cash and cash equivalents (Notes 2 and 3)	$ 26,402,765	11	$ 3,862,720	2
Short-term investments (Notes 2 and 4)	23,855,035	10	38,829,092	18
Notes receivable (Note 5)	1,711,335	1	487,926	-
Accounts receivable, net of allowance for doubtful accounts of $134 thousand and $1,214 thousand as of December 31, 2004 and 2003, respectively (Notes 2, 5 and 20)	2,062,163	1	1,050,742	-
Other receivable	226,180	-	150,641	-
Inventories (Notes 2 and 6)	25,874,988	11	19,232,762	9
Deferred income tax assets (Note 17)	112,495	-	84,548	-
Pledged time deposits (Notes 10 and 21)	4,700,000	2	4,900,000	2
Other	148,485	-	442,285	-
Total current assets	85,093,446	36	69,040,716	31
LONG-TERM INVESTMENTS (Notes 2, 7 and 21)				
Long-term stock investments				
Equity method	40,642,218	17	37,012,558	17
Cost method	9,717,543	4	7,360,237	3
Total long-term stock investments	50,359,761	21	44,372,795	20
Prepaid long-term stock investments	90,000	-	-	-
Other	182,211	-	185,411	-
Total long-term investments	50,631,972	21	44,558,206	20
PROPERTIES (Notes 2, 8 and 21)				
Land	7,146,632	3	7,146,632	3
Land improvements	4,231,666	2	4,316,764	2
Buildings and improvements	35,994,405	15	36,376,643	17
Machinery and equipment	211,725,159	89	212,614,464	96
Transportation equipment	1,537,749	1	1,529,531	1
Miscellaneous equipment	2,978,585	1	2,987,294	1
Total cost	263,614,196	111	264,971,328	120
Appreciation	17,795,827	7	18,178,427	9
Total cost and appreciation	281,410,023	118	283,149,755	129
Less: Accumulated depreciation	190,984,509	80	185,173,739	84
	90,425,514	38	97,976,016	45
Constructions in progress	8,909,449	4	4,741,252	2
Net properties	99,334,963	42	102,717,268	47
OTHER ASSETS				
Rental assets (Notes 2 and 9)	3,095,044	1	3,759,210	2
Refundable deposits	73,793	-	46,414	-
Restricted assets-pledged time deposits (Note 21)	31,694	-	31,694	-
Unamortized repair expense and other (Note 2)	148,082	-	517,211	-
Total other assets	3,348,613	1	4,354,529	2
TOTAL ASSETS	$ 238,408,994	100	$ 220,670,719	100

LIABILITIES AND STOCKHOLDERS' EQUITY	2004 Amount	%	2003 Amount	%
CURRENT LIABILITIES				
Short-term bank loans and overdraft (Notes 10 and 21)	$ 4,465,959	2	$ 4,609,470	2
Commercial paper payable (Note 11)	1,799,052	1	1,699,214	1
Notes and accounts payable (Note 20)	3,086,340	1	2,292,434	1
Income tax payable	9,405,065	4	6,539,733	3
Accrued expenses (Note 14)	7,015,299	3	5,889,824	3
Bonds payable - current portion (Note 12)	5,000,000	2	10,000,000	5
Long-term debts - current portion (Notes 13 and 21)	-	-	50,000	-
Other	2,902,231	1	3,270,309	1
Total current liabilities	33,673,946	14	34,350,984	16
LONG-TERM LIABILITIES				
Bonds (Note 12)	10,000,000	4	15,000,000	7
Debts (Notes 13 and 21)	2,861,200	1	2,225,300	1
Total long-term liabilities	12,861,200	5	17,225,300	8
RESERVE FOR LAND VALUE INCREMENT TAX (Note 8)	3,370,813	2	3,370,813	1
OTHER LIABILITIES				
Deferred income tax liabilities (Note 17)	2,930,165	1	3,278,972	1
Deferred credit - gain on intercompany transactions (Note 15)	1,411,756	1	1,407,866	1
Total other liabilities	4,341,921	2	4,686,838	2
Total liabilities	54,247,880	23	59,633,935	27
STOCKHOLDERS' EQUITY (Note 16)				
Capital stock - authorized 10,600,000 thousand shares at NT$10 par value				
Common - issued 9,888,937 thousand shares and 9,452,324 thousand shares as of December 31, 2004 and 2003, respectively	98,889,368	42	94,523,237	43
Preferred - issued 42,177 thousand shares and 47,762 thousand shares as of December 31, 2004 and 2003, respectively	421,770	-	477,620	-
Total capital stock	99,311,138	42	95,000,857	43
Capital surplus	1,172,320	-	693,047	-
Retained earnings	85,642,418	36	66,934,700	30
Other equity items				
Unrealized loss on investees' long-term investments	(454,039)	-	(485,104)	-
Cumulative translation adjustments	(365,599)	-	91,700	-
Investees' unrecognized net loss on pension cost	(32,003)	-	(21,711)	-
Total other equity items	(851,641)	-	(415,115)	-
Treasury stock - 84,463 thousand shares and 86,273 thousand shares as of December 31, 2004 and 2003, respectively (Notes 2 and 16)	(1,113,121)	(1)	(1,176,705)	-
Total stockholders' equity	184,161,114	77	161,036,784	73
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 238,408,994	100	$ 220,670,719	100

The accompanying notes are an integral part of the financial statements.

CHINA STEEL CORPORATION

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2004		2003	
	Amount	%	Amount	%
REVENUES (Notes 2 and 20)	$ 168,270,036	100	$ 129,702,797	100
COST OF REVENUES (Notes 18 and 20)	104,311,061	62	83,704,247	64
GROSS PROFIT	63,958,975	38	45,998,550	36
UNREALIZED GAIN ON INTERCOMPANY TRANSACTION (Note 20)	3,890	-	2,826	-
REALIZED GROSS PROFIT	63,955,085	38	45,995,724	36
OPERATING EXPENSES (Notes 18 and 20)				
Selling	2,239,585	1	1,997,234	1
General and administrative	2,634,895	2	2,315,678	2
Research and development	1,063,858	1	974,609	1
Total operating expenses	5,938,338	4	5,287,521	4
OPERATING INCOME	58,016,747	34	40,708,203	32
NONOPERATING INCOME				
Interest	237,266	-	116,855	-
Investment income under the equity method (Note 7)	7,635,403	5	5,929,528	5
Gain on disposal of investments	786,868	-	323,485	-
Other	869,494	1	519,390	-
Total nonoperating income	9,529,031	6	6,889,258	5
NONOPERATING EXPENSES				
Interest (Note 8)	952,447	-	1,385,597	1
Impairment loss on rental assets (Note 9)	594,000	-	-	-
Other	977,317	1	1,104,975	1
Total nonoperating expenses	2,523,764	1	2,490,572	2
INCOME BEFORE INCOME TAX	65,022,014	39	45,106,889	35
INCOME TAX (Notes 2 and 17)	13,405,323	8	8,127,675	6
NET INCOME	$ 51,616,691	31	$ 36,979,214	29

(Continued)

	2004		2003	
	Before Tax	After Tax	Before Tax	After Tax
EARNINGS PER SHARE (Note 19)				
Basic	$ 6.62	$ 5.26	$ 4.60	$ 3.77
Diluted	$ 6.60	$ 5.24	$ 4.59	$ 3.76

PRO FORMA INFORMATION – if the Corporation's shares held by subsidiaries had been accounted for as investments rather than treasury stock

	2004		2003	
Net Income	$ 51,975,464		$ 37,254,724	
Basic earnings per share based on weighted-average number of outstanding common shares of 9,888,916 thousand and 9,877,067 thousand as of December 31, 2004 and 2003, respectively	$6.60	$5.25	$4.59	$3.77
Diluted earnings per share based on weighted-average number of outstanding common shares of 9,931,093 thousand and 9,924,829 thousand as of December 31, 2004 and 2003, respectively	$6.58	$5.23	$4.57	$3.75

(Concluded)

The accompanying notes are an integral part of the financial statements.

CHINA STEEL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Cash Dividends Per Share)

	Capital Stock		Capital Surplus	Retained Earnings (Note 16)				Unrealized Loss on Investees' Long-term Investments	Cumulative Translation Adjustments	Investees' Unrecognized Net Loss on Pension Cost	Treasury Stock	Total Stockholders' Equity
	Common Stock	Preferred Stock	(Notes 8 and 16)	Legal Reserve	Special Reserve	Unappro-priated	Total	(Note 2)	(Note 2)	Pension Cost	(Note 16)	Equity
BALANCES, JANUARY 1, 2003	$ 92,679,939	$ 477,670	$ 481,597	$ 20,083,378	$ 8,002,165	$ 16,874,520	$ 44,960,063	$(555,491)	$ 222,391	$(15,696)	$(3,245,077)	$ 135,005,396
Conversion of preferred stock to common stock	50	(50)	-	-	-	-	-	-	-	-	-	-
Appropriation of 2002 earnings (Note 16)												
Legal reserve	-	-	-	1,683,908	-	(1,683,908)	-	-	-	-	-	-
Capitalization of bonus to employees	445,890	-	-	-	-	(445,890)	(445,890)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(44,589)	(44,589)	-	-	-	-	(44,589)
Cash dividends to preferred stockholders - $1.4 per share	-	-	-	-	-	(66,867)	(66,867)	-	-	-	-	(66,867)
Cash dividends to common stockholders - $1.4 per share	-	-	-	-	-	(12,975,148)	(12,975,148)	-	-	-	-	(12,975,148)
Stock dividends to preferred stockholders - 1.5%	7,164	-	-	-	-	(7,164)	(7,164)	-	-	-	-	-
Stock dividends to common stockholders - 1.5%	1,390,194	-	-	-	-	(1,390,194)	(1,390,194)	-	-	-	-	-
Net income in 2003	-	-	-	-	-	36,979,214	36,979,214	-	-	-	-	36,979,214
Adjustment of equity in investees due to change in percentage of ownership	-	-	14,087	-	-	(59,862)	(59,862)	-	-	-	(46)	(45,821)
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	43	-	-	-	43
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(130,691)	-	-	(130,691)
Investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	(6,015)	-	(6,015)
Transfer of treasury stock to employees	-	-	(82,614)	-	-	(14,863)	(14,863)	-	-	-	1,904,543	1,807,066
Disposal of the Corporation's shares held by subsidiaries	-	-	151,119	-	-	-	-	70,344	-	-	163,875	385,338
Cash dividends declared by the Corporation and received by subsidiaries	-	-	128,858	-	-	-	-	-	-	-	-	128,858
BALANCES, DECEMBER 31, 2003	94,523,237	477,620	693,047	21,767,286	8,002,165	37,165,249	66,934,700	(485,104)	91,700	(21,711)	(1,176,705)	161,036,784
Conversion of preferred stock to common stock	55,850	(55,850)	-	-	-	-	-	-	-	-	-	-
Appropriation of 2003 earnings (Note 16)												
Legal reserve	-	-	-	3,685,308	-	(3,685,308)	-	-	-	-	-	-
Special reserve	-	-	-	-	28,651	(28,651)	-	-	-	-	-	-
Capitalization of bonus to employees	985,263	-	-	-	-	(985,263)	(985,263)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(98,526)	(98,526)	-	-	-	-	(98,526)
Cash dividends to preferred stockholders - $3 per share	-	-	-	-	-	(143,286)	(143,286)	-	-	-	-	(143,286)
Cash dividends to common stockholders - $3 per share	-	-	-	-	-	(28,356,863)	(28,356,863)	-	-	-	-	(28,356,863)
Stock dividends to preferred stockholders - 3.5%	16,717	-	-	-	-	(16,717)	(16,717)	-	-	-	-	-
Stock dividends to common stockholders - 3.5%	3,308,301	-	-	-	-	(3,308,301)	(3,308,301)	-	-	-	-	-
Net income in 2004	-	-	-	-	-	51,616,691	51,616,691	-	-	-	-	51,616,691
Adjustment of equity in investees due to change in percentage of ownership	-	-	120,582	-	-	(17)	(17)	-	-	-	(90)	120,475
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	764	-	-	-	764
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(457,299)	-	-	(457,299)
Investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	(10,292)	-	(10,292)
Transfer of treasury stock to employees	-	-	(82)	-	-	-	-	-	-	-	516	434
Disposal of the Corporation's shares held by subsidiaries	-	-	100,452	-	-	-	-	30,301	-	-	63,158	193,911
Cash dividends declared by the Corporation and received by subsidiaries	-	-	258,321	-	-	-	-	-	-	-	-	258,321
BALANCES, DECEMBER 31, 2004	$ 98,889,368	$ 421,770	$ 1,172,320	$ 25,452,594	$ 8,030,816	$ 52,159,008	$ 85,642,418	$(454,039)	$(365,599)	$(32,003)	$(1,113,121)	$ 184,161,114

The accompanying notes are an integral part of the financial statements.

CHINA STEEL CORPORATION

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 51,616,691	$ 36,979,214
Adjustments		
Depreciation	10,046,890	11,021,179
Amortization	329,218	335,682
Deferred income tax	(376,754)	(319,998)
Impairment loss on rental assets	594,000	-
Investment income under the equity method	(7,635,403)	(5,929,528)
Construction dividends from long-term investments under the cost method	15,616	-
Investment loss under the cost method	54,000	-
Loss on disposal of properties	358,152	28,146
Cash dividends from long-term investments under the equity method	3,354,496	1,633,785
Gain on disposal of short-term investments	(575,170)	(319,565)
Gain on disposal of long-term investments	(211,698)	(3,920)
Unrealized gain on intercompany transaction	3,890	2,826
Others	(1,800)	(4,346)
Effect of exchange rate changes on foreign-currency long-term debts	(48,300)	65,260
	57,523,828	43,488,735
Changes in operating assets and liabilities		
Notes receivable	(1,223,409)	(109,484)
Accounts receivable	(1,011,421)	595,681
Inventories	(6,637,226)	(3,764,286)
Other receivable	(75,539)	(36,602)
Other current assets	293,800	(254,582)
Notes and accounts payable	793,906	758,545
Income tax payable	2,865,332	2,809,211
Accrued expenses	1,125,475	1,094,637
Other current liabilities	588,685	(96,486)
Net cash provided by operating activities	54,243,431	44,485,369
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (increase) in short-term investments	15,549,227	(18,758,191)
Increase in long-term investments	(2,951,894)	(4,404,186)
Proceeds from disposal of long-term investments	1,403,797	9,641
Acquisition of properties	(7,927,503)	(5,774,382)
Decrease in pledged time deposits	200,000	1,999,702
Decrease in other assets	12,532	38,382
Net cash provided by (used in) investing activities	6,286,159	(26,889,034)

(Continued)

	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in short-term bank loans and overdraft	$ (143,511)	$ 3,799,782
Increase in commercial paper payable	99,838	700,867
Decrease in bonds payable	(10,000,000)	(9,200,000)
Increase in long-term debts	684,200	1,398,760
Repayment of long-term debts	(50,000)	(2,223,765)
Transfer of treasury stock to employees	434	1,807,066
Cash dividends	(28,481,980)	(13,040,702)
Compensation to directors and supervisors	(98,526)	(44,589)
Net cash used in financing activities	(37,989,545)	(16,802,581)
NET INCREASE IN CASH AND CASH EQUIVALENTS	22,540,045	793,754
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,862,720	3,068,966
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 26,402,765	$ 3,862,720
SUPPLEMENTAL INFORMATION		
Interest paid	$ 1,283,307	$ 1,917,066
Interest expense capitalized	-	(158,503)
Interest paid, excluding capitalized amounts	$ 1,283,307	$ 1,758,563
Income tax paid	$ 10,916,745	$ 5,638,462
PURCHASE OF PROPERTIES		
Purchase of properties	$ 7,617,154	$ 6,166,246
Decrease (increase) in payable on properties purchased	310,349	(391,864)
	$ 7,927,503	$ 5,774,382
NONCASH FINANCING ACTIVITIES		
Current portion of long-term liabilities	$ 5,000,000	$ 10,050,000

(Concluded)

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND OPERATIONS

China Steel Corporation (the "Corporation") was incorporated in December 3, 1971. It manufactures and sells steel products and engages in machinery and communications engineering and construction business.

The Corporation's stock is listed on the Taiwan Stock Exchange. As of December 31, 2004, the Ministry of Economic Affairs, Republic of China (MOEA-ROC) owned 23.4% of the Corporation's outstanding common stock.

As of December 31, 2004 and 2003, the Corporation had employees of about 8,600.

2. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's significant accounting policies, which conform to generally accepted accounting principles in ROC, are summarized below.

Use of Estimates

Accounting Standards require management to make estimates of and judgments on recorded assets, liabilities, revenues and expenses. The Corporation bases its estimates on historical experience and assumptions, as appropriate under the circumstance. The Corporation continually evaluates these estimates, including those related to doubtful accounts, inventories loss, useful lives of properties, impairment loss on assets, actuarial assumptions for pension and loss from lawsuits. Actual results may differ from these estimates because circumstances under which the estimates were made are subject to change.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents and other assets that are reasonably expected to be realized in cash or to be consumed within one year from the balance sheet date. Liabilities to be settled within one year are classified as current. All other assets and liabilities are classified as noncurrent.

Cash Equivalents

Cash equivalents represent short - term notes and bills with maturities of three months or less.

Short-term Investments

Short-term investments consist of bond funds, financial bonds, short-term notes and bills with over three-month maturities and stocks listed on the Taiwan Stock Exchange, which are not intended for long-term holding and are stated at the lower of total cost or market value. If market value falls below carrying value, the decline is charged to loss, and an allowance for investment loss is provided. If the market price recovers, the allowance will be reversed to the extent of the recovery up to cost. Cost is determined by first-in first-out method for bond funds, weighted-average method for listed stocks and specific identification method for financial bonds and short-term notes and bills. Market value is the net asset value of bond funds on balance sheet date, the average closing price of listed stocks in the last month of the reporting period and the quotation price by financial organization of financial bonds.

Stock dividends received from investees are not recorded as investment income but as an increase in shares. The carrying value per share is recalculated on the basis of totally owned shares after the stock dividends received. Cash dividends in the year of investment acquisition are accounted for as a reduction of the carrying value of the investment but in subsequent years accounted for as dividend income.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided on the basis of aging of accounts and the evaluation of the collectibility of individual receivables.

Inventories

Inventories consist of raw materials, supplies, fuel, finished products, work in process, by-products and construction in progress. Inventories, except for construction in progress, are stated at the lower of total moving average cost or market value. Market value is the net realizable value for finished products, work in process, by-products and construction in progress, and replacement costs for raw materials, supplies and fuel. Construction projects exceeding one year are valued under the percentage-of-completion method, and construction in progress is stated at the costs incurred plus (less) the estimated gain (loss). Construction in progress in excess of advance collections is included in current assets, while advance collections in excess of construction in progress are included in current liabilities.

Long-term Investments

Long-term stock investments in which the Corporation owns 20% or more of the outstanding voting shares or where the Corporation has significant influence on the investees are accounted for by the equity method. When the equity method is first applied or when a stock is acquired, the difference between the carrying value of an investment and the proportionate equity in the investee is amortized over five years. The Corporation recognizes investment income or losses using the investees' financial statements for the same accounting period. If the financial statements of investees cannot be obtained on time, the Corporation recognizes investment income or losses in the semiannual financial statements, using the investees' financial statements of preceding year. If an investee issues additional shares but the Corporation acquired shares on a percentage different from its current equity in the investee, capital surplus is adjusted for the difference between the carrying values of the investments and the Corporation's equity in the investees' net assets. If the carrying value is less than equity in net assets, the difference is credited to capital surplus. If the carrying value is more than equity in net assets, the difference is debited to capital surplus, or to unappropriated earnings if capital surplus is not enough for debiting purposes. If the market prices of investees significantly decline below carrying value and the decline is permanent, the investment loss should be recognized as realized loss in the same year of the decline. This investment will be reevaluated by the equity method if an investee's market value becomes higher than book value. The difference between the new cost of the investment and the proportionate equity in the investee is amortized over five years.

Other investments are accounted for by the cost method. If evidence indicates that the market value of investments has significantly declined permanently below carrying value, the decline should be recognized as a realized investment loss. The previous carrying value less the amount of write-down becomes the new cost basis for such investments. Cash dividends received from an investee within a year of the investment acquisition date and an accumulation of cash dividends exceeding the previous year-end retained earnings after the year of investment acquisition are recorded as a reduction of investment cost and in subsequent years are recorded as investment income.

For both equity-method and cost-method investments, the cost of investment sold is calculated using the weighted-average method.

Properties

Properties are stated at cost or cost plus appreciation, less accumulated depreciation. Interest expense for the purchase or construction of properties is capitalized as cost. Major additions, renewals and betterments are capitalized while maintenance and repairs are expensed currently.

Depreciation is calculated by the straight-line method over service lives estimated as follows: land improvements, 10 to 40 years; buildings and improvements, 5 to 60 years; machinery and equipment, 4 to 25 years; transportation equipment, 3 to 25 years; and miscellaneous equipment, 3 to 10 years. Depreciation on appreciation is calculated by the straight-line method over the remaining service lives of the revalued assets. When a property reaches its residual value but is still in use, its residual value is depreciated over its reestimated service life.

Upon sale or other disposal of properties, the related cost, appreciation and accumulated depreciation are removed from the accounts. Gains or losses are credited or charged to current income.

Rental Assets

Rental assets (included in other assets) are stated at the lower of carrying value or recoverable value. If recoverable value falls below carrying value, the decline is charged to impairment loss (Note 9), and an allowance for accumulated impairment loss is provided.

Machinery and equipment leased to the Corporation's investee is evaluated by recoverable value, when recoverable value falls below carrying value, the decline is charged to impairment loss. Depreciation of machinery and equipment is calculated by the working hour method on the basis of book value less impairment loss and residual value.

Unamortized Repair Expense

Unamortized repair cost refers to the major repair of blast furnaces and is amortized over five years.

Treasury Stock

The Corporation reacquired its issued shares in accordance with government regulations and treated this reacquisition as treasury stock at cost, which is presented as a deduction to stockholders' equity.

Effective 2002, the Corporation's shares acquired and held by subsidiaries are reclassified to treasury stock from long-term investments and accounted for at the carrying value recorded by subsidiaries under short-term or long-term investments as of January 1, 2002.

Revenue Recognition

Revenues are recognized when titles to products and risks of ownership are transferred to customers as follows: domestic sales - when products are delivered out of the Corporation's premises to customers; exports - when products are loaded onto vessels.

Sales are measured at fair value, which is a price (net of trade discounts and sales discounts) agreed to by the Corporation and customers. But if the related receivable is due within one year, the difference between its present value and receivable amount is immaterial and sales transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash to be received.

Pension

Pension costs are recognized on the basis of actuarial calculations. The difference between the actuarial pension cost and the amount appropriated to a special fund (Note 14) is recognized as accrued pension liability (included in accrued expenses). Unamortized net transition assets and actuarial loss are amortized over 11 years and the average remaining service life of employees, respectively.

Income Tax

The Corporation uses inter-period allocation in accounting for income tax. Tax effects of deductible temporary differences are recognized as deferred income tax assets. Valuation allowance is provided for deferred tax assets with uncertain realizability. Tax effects of taxable temporary differences are recognized as deferred tax liabilities. A deferred tax asset or liability is classified as current or noncurrent depending on the classification of the related asset or liability for financial reporting. But if the deferred income tax asset or liability cannot be related to an asset or liability for financial reporting, the classification is based on the expected reversal or realization date of the temporary difference.

Tax credits on expenditures for purchases of equipment, research and development, employees' training costs, and investment in the newly emerging, important and strategic industries are recognized when those credits are granted.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax expense.

Annual earnings are appropriated under a resolution adopted in the stockholders' meeting in the next year. Under tax regulations, unappropriated earnings are subject to 10% income taxes. These taxes are recorded as expenses when the stockholders resolve to retain the earnings.

Foreign-currency Transactions

Foreign-currency transactions, except derivative transactions, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of prevailing exchange rates, when foreign-currency assets and liabilities are settled, are credited or charged to income in the year of settlement. On the balance sheet date, foreign-currency assets and liabilities are restated at the prevailing exchange rates, and resulting differences are accounted for as follows:

(a) Equity-method stock investments - as cumulative translation adjustments under stockholders' equity;

(b) Cost-method stock investments - same as (a) above if restated balances are lower than their costs; otherwise, no adjustment is made;

(c) Other assets and liabilities-as credits or charges to current income.

3. CASH AND CASH EQUIVALENTS

	2004	2003
Cash on hand	$ 45,039	$ 18,368
Checking accounts and demand deposits	2,737,397	741,565
Time deposits	1,600,000	200,000
Cash equivalents – short - term notes and bills	22,020,329	2,902,787
	$ 26,402,765	$ 3,862,720

4. SHORT-TERM INVESTMENTS

	2004	2003
Bond funds	$ 20,043,753	$ 37,861,636
Stocks listed on the Taiwan Stock Exchange	967,456	967,456
Short - term notes and bills with over three-month maturities	2,593,126	-
Financial bonds	250,700	-
	$ 23,855,035	$ 38,829,092

5.Notes and Accounts Receivable

The Corporation sold its notes and accounts receivable in 2004 and 2003. The related information is as follows:

Companies of Transaction	Amount	Related Expenses	Proceeds Received	Interest Rate(%)	Credit Line
2004					
Notes Receivable					
Chung Hsing Bills Finance Corporation	$3,057,342	$ 15,887	$ 3,041,455	1.64-1.70	$ 2.5 billion
Mentor Consulting Corporation	442,559	2,639	439,920	1.908	-
	3,499,901	18,526	3,481,375		
Accounts Receivable					
International commercial Bank of China	5,274,192	28,721	5,245,471	1.58-1.70	3 billion
Bank of Taiwan	688,805	3,905	684,900	1.64-1.70	2 billion
	5,962,997	32,626	5,930,371		
	$ 9,462,898	$ 51,152	$ 9,411,746		
2003					
Notes Receivable					
Mentor Consulting Corporation	$3,027,385	$ 28,032	$ 2,999,353	2.108-3.008	-
Chung Hsing Bills Finance Corporation	2,461,683	17,916	2,443,767	1.58-2.79	2.5 billion
	5,489,068	45,948	5,443,120		
Accounts Receivable					
International commercial Bank of China	4,331,899	31,389	4,300,510	1.58-2.79	3 billion
	$ 9,820,967	$ 77,337	$ 9,743,630		

The above-mentioned credit line is revolving in use.

The Corporation have guaranteed the notes receivable which were sold to Chung Hsing Bills Finance Corporation (Note 22). Others were sold without recourse.

6. INVENTORIES

	2004	2003
Finished products	$ 4,751,613	$ 4,515,792
Work in process	8,602,141	4,763,844
Raw materials	5,135,172	3,308,927
Supplies	3,921,113	4,071,484
Materials in transit and others	3,398,933	2,421,722
Fuel	105,158	84,074
Others	125,547	236,608
	26,039,677	19,402,451
Less: Allowance for losses	164,689	169,689
	$ 25,874,988	$ 19,232,762

7. LONG-TERM INVESTMENTS

	2004		2003	
	Amount	% of Ownership	Amount	% of Ownership
Stocks—under the equity method				
Stocks listed on the Taiwan Stock Exchange				
Chung Hung Steel Corporation (CHSC, formerly Yieh Loong Enterprises)	$ 2,007,733	24	$ 1,197,325	24
China Steel Chemical Corporation (CSCC)	1,050,325	30	938,761	30
China Hi-ment Corporation (CHC)	561,291	20	510,909	20
China Steel Structure Corporation (CSSC)	437,654	18	454,215	18
China Ecotek Corporation (CEC)	383,270	36	368,237	36
	4,440,273		3,469,447	
Less: Shares held by subsidiaries accounted for as treasury stock	192		192	
	4,440,081		3,469,255	
Stocks with no quoted market prices				
China Steel Express Corporation (CSE)	7,643,022	100	7,152,017	100
C. S. Aluminum Corporation (CAC)	6,885,517	98	6,467,143	98
Gains Investment Corporation (GIC)	5,779,470	100	5,043,191	100
China Prosperity Development Corporation (CPDC)	4,788,857	100	4,769,218	100
China Steel Asia Pacific Holdings Pte. Ltd. (CSAPH)	3,306,414	100	2,504,169	100
Kaohsiung Rapid Transit Corporation (KRTC)	3,176,545	31	3,118,166	31
Dragon Steel Corporation (DSC, formerly Kuei Yi Industrial)	1,513,678	37	949,365	35
Goang Yaw Investment Corporation and other two companies	1,345,490	99	817,266	99
China Steel Global Trading Corporation (CSGT)	1,242,487	100	1,010,957	100
China Steel Machinery Corporation (CSMC)	695,536	100	685,777	100
Info-Champ Systems Corporation (ICSC)	533,776	99	518,339	99
China Steel Security Corporation (CSS)	229,712	100	224,328	100
Taiwan Rolling Stock Co., Ltd. (TRSC)	163,395	27	162,972	27

(Continued)

	2004 Amount	2004 % of Ownership	2003 Amount	2003 % of Ownership
China Steel Management Consulting Corporation (CSMCC)	$ 8,848	38	$ 4,058	38
TaiAn Technologies Corporation (TTC)	2,319	17	7,629	17
Taisil Electronic Materials Corporation (TEM)	-	-	1,186,040	35
Phalanx Biotech Group Corporation (PBG)	-	-	98,665	21
Hi-mag Magnetic Corporation (HMC)	-	50	-	50
	37,315,066		34,719,300	
Less: Shares held by subsidiaries accounted for as treasury stock	1,112,929		1,175,997	
	36,202,137		33,543,303	
	40,642,218		37,012,558	
Stocks— under the cost method				
Listed stocks				
Maruichi Steel Tube Ltd.	757,919	2	757,919	2
Advanced Material Technology Corporation (AMTC)	243,290	2	-	-
Common stocks with no quoted market prices				
Asia Pacific Broadband Telecom Co., Ltd. (APBT, formerly Eastern Broadband Telecommunications)	1,146,000	2	1,200,000	2
Industrial Bank of Taiwan	1,000,000	4	1,000,000	4
CDIB & Partners Investment Holding Corporation	500,000	5	500,000	5
CDIB BioScience Ventures I, Inc.	120,000	5	120,000	5
Phalany Biotech Group Corporation (PBG)	105,370	15	-	-
GenMont Biotech Inc. (GMB)	55,269	14	55,269	15
Overseas Investment & Development Corporation	50,000	6	50,000	6
CTB I Venture Capital Co., Ltd.	50,000	5	50,000	5
Tang Eng Iron Works Corporation (TEIWC)	-	9	-	9
Advanced Material Technology Corporation (AMTC)	-	-	249,349	3
Preferred stocks with no quoted market prices				
East Asia United Steel Corporation (EAUS)	2,055,437	33	1,377,823	33
Taiwan High Speed Rail Corporation - Preferred C (THSRC)	1,499,997	14	-	-
Taiwan High Speed Rail Corporation - Preferred B (THSRC)	984,384	4	1,000,000	4
Dragon Steel Corporation	999,877	100	999,877	100
TaiGen Biotechnology Company Ltd (TBC)	150,000	24	-	-
	9,717,543		7,360,237	
Prepaid long-term investment				
Kaohsiung Arena Development Corp.	90,000		-	
Fund—Sino-Canada Biotechnology Development Fund, LP (SCBDF)	182,211		185,411	
	$50,631,972		$44,558,206	

The market value of listed stocks based on the average closing prices in December are summarized as follows:

	2004	2003
Listed stocks under the equity method		
CHSC	$ 6,206,190	$ 3,670,509
CSCC	2,889,178	2,494,837
CHC	820,521	548,854
CSSC	469,953	390,512
CEC	289,839	294,031
	$10,675,681	$ 7,398,743
Listed stocks under the cost method		
Maruichi Steel Tube Ltd.	$ 1,109,263	$ 816,489
AMTC	255,095	-
	$ 1,364,358	$ 816,489

As of December 31, 2004 and 2003, the Corporation's total equity in CHSC was 39.3%, consisting of directly owned – 23.7% and indirectly owned -15.6%.

In January 2003, the Corporation increased its investment in DSC by $91,971 by acquiring DSC's 45,000 thousand shares from GIC. Later, DSC effected a capital decrease and capitalization of retained earrings, reducing the Corporation's holdings from 315,000 thousand shares to 94,831 thousand shares as of December 31, 2004, raising the Corporation's holdings to 37% as of December 31, 2004. In January 2003, the Corporation acquired DSC's 99,988 thousand preferred shares for $999,877. Preferred shareholders are entitled to 6% participating and cumulative dividends as well as voting and election rights.

In February 2003, the Corporation increased its investment in CPDC by $749,998 with its equity unchanged.

In March 2003, the Corporation subscribed for 300 thousand shares of CSMCC for $3,000, representing 38% equity. CSMCC is mainly engaged in management consulting services.

In March 2003, the Corporation obtained approval from the government to acquire 10% equity in Wuxi Teco Electric &Machinery Co., Ltd. for $59,308 (US$1,714,200) through CSAPH. The investee mainly manufactures and sells electric machinery, inverter and AC & DC Control System.

In May 2003, the Corporation signed a slab production joint venture contract with Sumitomo Metal Industries, Ltd. and Sumitomo Corporation. In July 2003, the joint venture company of East Asia United Steel Corporation (EAUS) was established, with a capital of ￥30.3 billion, which is expected to be fully contributed in four installments by May 2007. The Corporation will invest a total of ￥10 billion, or 33% of capital, of which $2,067,620 (￥6,667,000 thousand) was paid as of December 31, 2004. The long-term investment is valued under cost method because the corporation has no significant influence on EAUS. The Corporation will have a stable supply of good quality slab from this joint venture. The Corporation also signed a contract with CHSC, transferring to CHSC the right to buy slab from EAUS. The Corporation will receive premiums based on the volume purchased.

In 2003, the Corporation sold its holding of 469,000 shares of GMB resulting in a gain of $3,920, to follow GMB's dispersion-of-shareholding procedure before being traded over the counter on GreTai Securities Market. Thus, the Corporation's equity in GMB decreased from 17% to 15%. In 2004, because the Corporation did not acquire shares issued by investee, the Corporation's equity in GMB decreased from 15% to 14%.

In September 2003, the Corporation acquired 100,000 thousand preferred shares of THSRC for $1,000,000. Dividends on these shares are at 5%, payable on a nonparticipating and cumulative basis. In August 2004, the Corporation acquired 161,290 thousand preferred shares of THSRC for $1,499,997. Those shares are issued in 4 years and have 9.5% dividend in the first two years and 0% in the other two years. After the period, if the Corporation has not converted preferred shares into common shares and the investee cannot redeem the shares, the shares have 4.71% dividend until redeemed. THSRC builds and operates public transportation systems.

In October 2003, the Corporation acquired 5% equity in CTB I Venture Capital Co., Ltd. for $50,000. CTBI I Venture Capital Co., Ltd. mainly focuses on investments in high-technology industries.

The Corporation promised to invest 100 units in SCBDF for CAD 10,000 thousand paid as the investment project progresses under the contract. As of December 31, 2004, the Corporation invested $193,040 (CAD 8,435 thousand), or 84.35% of the project proceeds. In December 2003, SCBDF decided to distribute shares of TaiAn Technologies Corporation, one of its investees, to its investors. The Corporation decreased its investment in SCBDF for $7,629 and received 741 thousand shares of TTC proportionately, representing 17% shareholding.

In January 2004, the Corporation sold TEM's shares for $1,395,785 resulting in a gain of $209,745.

In March 2004, the Corporation sold AMTC's 543 thousand shares for $8,012 resulting in a gain of $1,953, to follow AMTC's dispersion-of-stockholding procedure before being traded over the counter on the GreTai Securities Market. Thus, the Corporation's equity in AMTC decreased from 3% to 2%.

In March 2004, the Corporation acquired 10,000 thousand preferred shares of TBC for $150,000. Preferred shareholders are entitled to 8% participating and noncumulative dividends, as well as voting and election rights. TBC mainly focuses on drug discovery and development.

In April 2004, the Corporation's accounting for its investment in PBG was changed to the cost method from the equity method because PBG issued additional shares but the Corporation did not acquire shares at a percentage equal to the latest equity in the investee. As a result, the Corporation's equity in PBG decreased from 21% to 15% and has no significant influence on the investee.

In November 2004, the Corporation invested $90,000 in Kaohsiung Arena Development Corp. KADC is mainly engaged in international trading, general merchandise and development of gymnasium.

In November 2004, the Corporation increased its investment in GIC for $500,000 with its equity unchanged.

The Corporation's Board of Directors approved plans for additional investments of up to $7,553,488 in EAUS, THSRC, TRSC, KADC and CPDC, etc. The related implementation schedule depends on the investees' capital increase requirement. As of December 31, 2004, the Corporation had infused cash of $6,110,523 to these investees to effect their capital increase.

Investment income (loss) under the equity method was as follows:

	2004	2003
CSE	$ 2,896,485	$ 2,488,318
CSAPH	988,812	380,335
CHSC	818,947	827,309
CAC	613,357	593,172
CSGT	529,933	314,770
Goang Yaw Investment Corporation and other two companies	528,225	537,972
DSC	491,361	300,237
CSCC	331,524	262,233
GIC	125,609	30,049
CHC	105,070	60,763
ICSC	90,104	79,912
KRTC	58,379	(20,850)
CEC	22,642	13,998
CSS	21,316	17,527
CPDC	16,942	(56,055)
CSMC	9,759	(69,328)
CSMCC	4,939	1,058
CSSC	2,278	12,769
TRSC	423	2,325
PBG	(15,393)	(1,335)
TTC	(5,309)	-
TEM	-	154,349
	$ 7,635,403	$ 5,929,528

Except CSE, other subsidiaries that did not meet the 10% rule (subsidiary's total assets or total operating revenues are less then 10% of the parents' respective accounts), but their total operating revenues still exceed 20% of the parents' respective amount, these subsidiaries' financial statements were consolidated because their total assets or total operating revenues were at least 3% of the Corporation's total assets or total operating revenues in 2003, including CAC, CSGT, GIC and CSAPH.

8. PROPERTIES

	Cost	Appreciation	Total
December 31, 2004			
Cost and appreciation			
Land	$ 7,146,632	$ 5,850,597	$ 12,997,229
Land improvements	4,231,666	492,990	4,724,656
Buildings and improvements	35,994,405	2,437,677	38,432,082
Machinery and equipment	211,725,159	8,946,631	220,671,790
Transportation equipment	1,537,749	33,748	1,571,497
Miscellaneous equipment	2,978,585	34,184	3,012,769
	263,614,196	17,795,827	281,410,023

(Continued)

	Cost	Appreciation	Total
Accumulated depreciation			
Land improvements	$ 2,979,282	$ 410,204	$ 3,389,486
Buildings and improvements	14,487,030	1,573,464	16,060,494
Machinery and equipment	158,920,303	8,940,062	167,860,365
Transportation equipment	1,217,572	33,712	1,251,284
Miscellaneous equipment	2,388,712	34,168	2,422,880
	179,992,899	10,991,610	190,984,509
Constructions in progress	8,909,449	-	8,909,449
	$ 92,530,746	$ 6,804,217	$ 99,334,963

December 31, 2003

	Cost	Appreciation	Total
Cost and appreciation			
Land	$ 7,146,632	$ 5,850,597	$ 12,997,229
Land improvements	4,316,764	492,990	4,809,754
Buildings and improvements	36,376,643	2,445,500	38,822,143
Machinery and equipment	212,614,464	9,320,860	221,935,324
Transportation equipment	1,529,531	33,918	1,563,449
Miscellaneous equipment	2,987,294	34,562	3,021,856
	264,971,328	18,178,427	283,149,755
Accumulated depreciation			
Land improvements	2,889,297	397,335	3,286,632
Buildings and improvements	13,800,371	1,519,630	15,320,001
Machinery and equipment	153,680,130	9,311,885	162,992,015
Transportation equipment	1,200,066	33,851	1,233,917
Miscellaneous equipment	2,306,632	34,542	2,341,174
	173,876,496	11,297,243	185,173,739
Constructions in progress	4,741,252	-	4,741,252
	$ 95,836,084	$ 6,881,184	$ 102,717,268

The Corporation constructed and acquired certain properties (e.g., factories or equipment) through bank loans. Information on interest capitalization is as follows:

	2004	2003
Total interest expense	$ 952,447	$ 1,544,100
Interest expense capitalized (included in constructions in progress)	-	158,503
Interest rate on loans in which interest expenses were capitalized	-	4.26%

The interest rate of capitalized interest is determined on the basis of weighted average interest rate of loans.

In 1981 and 1994, the Corporation revalued its properties and patents in accordance with government regulations, resulting in an increment of $17,662,343. After the deduction of the reserve for land value increment tax of $3,370,813, an increment of $14,291,530 was credited to capital surplus. As of December 31, 2004, capital surplus from revaluation of asset totaling $13,952,356 had been transferred to capital stock, reducing the balance of capital surplus from revaluation of asset to $339,174.

9. RENTAL ASSETS

	2004	2003
Land - at cost	$ 2,966,398	$ 2,966,398
Machinery and equipment - at cost	2,000,000	2,000,000
Less : Accumulated depreciation	1,277,354	1,207,188
Accumulated impairment loss	594,000	-
	128,646	792,812
	$ 3,095,044	$ 3,759,210

The Corporation has leased to its subsidiaries some of its plant property and machinery acquired through a loan from the National Defense Industrial Development Fund (Note 20).

The Corporation recognized an impairment loss of $594,000 on the rental machinery and equipment, based on future rental income. Such loss was included in nonoperating losses for the year ended 2004.

10. SHORT-TERM BANK LOANS AND OVERDRAFT

	2004	2003
Credit loans - due within 180 days; interest at 1.146%-1.164% p.a. and 1.025%-1.028% p.a. as of December 31, 2004 and 2003, respectively	$ 2,500,000	$ 2,800,000
Letters of credit - due within 180 days; interest at 0.46%-5.32% p.a. and 0.24%-5.35% p.a. as of December 31, 2004 and 2003, respectively	108,323	425,742
Overdraft - interest at 0.85%-2.377% p.a. and 0.8%-4.375% p.a. as of December 31, 2004 and 2003, respectively	1,857,636	1,383,728
	$ 4,465,959	$ 4,609,470

As of December 31, 2004 and 2003, the Corporation had provided time deposits of $4,700,000 and $4,900,000 as collaterals for short-term financing. The unused credit lines for short-term borrowings aggregated about $33,950,951 as of December 31, 2004.

11. COMMERCIAL PAPER PAYABLE

	2004	2003
Commercial paper - interest rates at 0.922%~0.972% p.a. and 0.70%-0.92% p.a. as of December 31, 2004 and 2003, respectively	$ 1,800,000	$ 1,700,000
Unamortized discounts	(948)	(786)
	$ 1,799,052	$ 1,699,214

12. LONG-TERM BONDS PAYABLE

	2004	2003
5-year unsecured bonds - issued at par in:		
November 2001; repayable in November 2006; interest at 3.1% p.a., repayable annually	$ 3,500,000	$ 3,500,000
November 2001; repayable in November 2006; interest at 3.0763% p.a., compounded semiannually and repayable annually	1,500,000	1,500,000
June 2001; repayable in June 2006; interest at 4.27% p.a., repayable annually	5,000,000	5,000,000
November 2000; repayable in December 2005; interest at 5.18% p.a., repayable annually	5,000,000	5,000,000
July 1999; repaid in July 2004; 5.99% interest	-	2,250,000
May 1999; repaid in June 2004; 5.69% interest	-	7,750,000
	15,000,000	25,000,000
Current portion	(5,000,000)	(10,000,000)
	$ 10,000,000	$ 15,000,000

13. LONG-TERM DEBTS

	2004	2003
Mortgage bank loans:		
Repayable in July 2010 (¥4,400,000 thousand); floating rate at 0.2163% and 0.2210% p.a. as of December 31, 2004 and 2003, respectively	$ 1,368,400	$ 1,398,760
Repayable in December 2006 (¥2,600,000 thousand); floating rates at 0.2160% p.a. and 0.2213% p.a. as of December 31, 2004 and 2003, respectively	808,600	826,540
Repayable in July 2010 (¥2,200,000 thousand); floating rates at 0.259% p.a.	684,200	-
Repaid in June 2004 (Note 21); at floating rates 3.125% p.a.	-	50,000
	2,861,200	2,275,300
Current portion	-	50,000
	$ 2,861,200	$ 2,225,300

14. PENSION PLAN

The Corporation has a defined benefit pension plan for all regular employees, which provides pension benefits based on length of service and average salary of the six months before retirement.

The Corporation makes contributions, equal to a certain percentage of salaries, to a pension fund, which is deposited in the Central Trust of China in the name of, and administered by the employees' pension fund administration committee. The changes in the fund are summarized as follows:

	2004	2003
Balance, beginning of year	$ 9,270,619	$ 8,043,510
Contributions	1,227,590	1,157,201
Interest income	123,434	171,582
Payment of benefits	(118,608)	(101,674)
Balance, end of year	$ 10,503,035	$ 9,270,619

Since August 1999, the Corporation has also made contributions, equal to a certain percentage of salaries of management personnel (vice president and above), to another pension fund, which is deposited in the International Commercial Bank of China in the name of, and administered by an officers' pension fund management committee. The changes in the fund are summarized as follows:

	2004	2003
Balance, beginning of year	$ 7,250	$ 16,317
Contributions	7,904	6,612
Interest income	110	109
Payment of benefits	(5,282)	(15,788)
Balance, end of year	$ 9,982	$ 7,250

Pension information based on actuarial calculation is as follows:

a. Net pension cost

	2004	2003
Service cost	$ 1,159,792	$ 1,175,009
Interest cost	345,922	311,779
Expected return on plan assets	(339,040)	(299,204)
Amortization	(9,536)	(9,536)
	$ 1,157,138	$ 1,178,048

b. Reconciliation of the funded status of the plan and accrued pension liability

	2004	2003
Benefit obligation		
Vested	$ 192,430	$ 165,185
Non-vested	8,965,315	7,578,126
Accumulated	9,157,745	7,743,311
Additional benefits based on future salaries	2,403,094	2,230,795
Projected	11,560,839	9,974,106
Fair value of plan assets	(10,630,540)	(9,401,370)
Funded status	930,299	572,736
Unrecognized net asset at transition	90,591	100,127
Unamortized net actuarial loss	(942,819)	(573,450)
Accrued pension liabilities (included in other current liabilities)	$ 78,071	$ 99,413

The difference between the pension fund and the fair value of plan assets as of December 31, 2004 and 2003 represented the accrued interest income of the fund.

	2004	2003
c. Vested benefits	$ 209,608	$ 179,469

d. Actuarial assumptions

	2004	2003
Discount rate used in determining present values	3.5%	3.5%
Future salary increase rate	2.5%	2.5%
Expected rate of return on plan assets	2.5%	3.5%

15. DEFERRED CREDITS - GAIN ON INTERCOMPANY TRANSACTION

A deferred income of $1,405,040 was the unrealized gain from the sale of land to a subsidiary, China Prosperity Development Corporation, in February 1999. These credits will be recognized as income when the subsidiary resells the land to the third party.

The Corporation contracted projects with KRTC, resulting in a deferred revenue of $6,716 as of December 31, 2004. The accumulated credits will be recognized as income over service lives after completion of construction, expected in 2007.

16. STOCKHOLDERS' EQUITY

a. Capital stock
For the year ended 2004, there were 5,585 thousand shares converted from preferred stock into common stock, and the registration of conversion had not been completed.

b. Treasury stock

Purpose	Thousand Shares			End of Year	
	Beginning of Year	Increase	Decrease	Thousand Shares	Amount
2004					
1) Shares acquired for transfer to employees	36	-	36	-	$ -
2) Shares acquired and held by subsidiaries	86,237	3,019	4,793	84,463	1,113,121
	86,273	3,019	4,829	84,463	$ 1,113,121
2003					
1) Shares acquired for transfer to employees	150,000	-	149,964	36	$ 516
2) Shares acquired and held by subsidiaries	96,810	1,383	11,956	86,237	1,176,189
	246,810	1,383	161,920	86,273	$ 1,176,705

1) Shares acquired for transfer to employees

In 2001, the Corporation reacquired its issued common shares from the public market, and transferred 149,964 and 36 thousand of these shares to its employees in January 2003 and August 2004, resulting in decreases in capital surplus of $82,614, retained earnings of $14,863 in 2003 and capital surplus of $82 in 2004.

Under the Securities Transaction Law, the Corporation's share repurchase is restricted to up to 10% of total issued shares, and the total purchase amount should not exceed retained earnings plus paid-in capital in excess of par value and realized capital surplus. In addition, the Corporation should transfer those shares to employees within three years. Further, the Corporation should not pledge these stocks as collateral and is not entitled to dividends and or the exercise of voting rights on these stocks.

2) Shares acquired and held by subsidiaries

The Corporation's 96,026 thousand shares acquired and held by subsidiaries were accounted for as treasury stock (recorded as long-term or short-term investments by investees), which had a carrying value of $1,356,485 as of January 1, 2002. The treasury stock increased by 3,019 thousand shares in 2004 and by 1,383 thousand shares in 2003 resulting from the Corporation's capitalization of retained earnings. Furthermore, the treasury stock decreased by 4,793 thousand shares in 2004 and 11,956 thousand shares in 2003 because of subsidiaries' disposal of their holdings of the Corporation's shares. The differences between sale prices ($163,518 in 2004 and $314,994 in 2003) and carrying ralue ($63,066 in 2004 and $163,875 in 2003) of $100,452 and $151,119 were credited to capital surplus. As of December 31, 2004 and 2003, the market value of those shares are $3,020,383 and $2,388,777, respectively.

Although these shares are treated as treasury stock in the financial statements, the stockholders are entitled to exercise their rights on these stocks, except participation in the Corporation's capital increase by cash.

c. Overseas depositary receipts

In May 1992, February 1997 and October 2003, the ROC's Ministry of Economic Affairs sold 67,436,450 units of Global Depositary Receipts (International GDR) and 20,892,700 units of Rule 144A American Depositary Receipts (Rule 144A GDR) to international investors, with each unit representing 20 shares of the Corporation's common stock. The depositary shares increased by 4,513,815 units when retained earnings were capitalized. Under relevant regulations, the International GDR or Rule 144A GDR Holders may request the domestic receipts of the shares represented by the International GDR or Rule 144A GDR. As of December 31, 2004, the outstanding depositary receipts were 19,726,579 units, equivalent to 394,531,694 common shares and 3.99% of the outstanding common shares.

d. Preferred stock

Preferred stockholders have the following entitlements or rights:

1) 14% annual dividends, with dividend payments ahead of those to common stockholders;

2) Preference over common stock in future payment of dividends in arrears;

3) Redemption of stock, at the Corporation's option out of its retained earnings or the proceeds from issuance of new shares;

4) The same rights as common stockholders, except the right to vote for directors and supervisors; and

5) Conversion of shares into common stock.

e. Capital surplus

Following are the capital surplus sources:

	2004	2003
Revaluation increment on assets (Note 8)	$ 339,174	$ 339,174
Treasury stock transaction	638,668	279,977
Long-term investments under the equity method	186,379	65,797
Others	8,099	8,099
	$1,172,320	$ 693,047

Under relevant regulations, the capital surplus from revaluation increment on assets may only be used to offset a deficit after 2002. Capital surplus from treasury stock transaction may be used to offset a deficit or transferred to capital. Capital surplus from long-term investments accounted for under the equity method is prohibited from any use.

f. Appropriation of retained earnings

The Corporation's Articles of Incorporation provides that the annual net income, less any deficit, should be appropriated in the following order of presentation:

1) 10% as legal reserve, until its balance equals the issued capital stock;

2) Preferred stock dividends at 14% of paid-in capital;

3) Of the remainder, 0.3% as compensation to directors and supervisors and 3% as bonus to employees;

4) Common stock dividends at 14% of paid – in capital; and

5) The remainder, if any, as additional dividends divided equally between the holders of preferred and common stocks.

In their meeting in June 2004, the stockholders resolved to change the appropriation rate for employee bonus from 3% to between 3% and 5%, which will apply to the 2004 earnings appropriated in 2005.

The Board of Directors should propose the appropriation of annual income. If necessary, it may, after appropriating preferred stock dividends at 14% of paid-in capital, propose to retain certain earnings as a special reserve. These proposals should be submitted to the stockholders' meeting for approval.

The Corporation is required to appropriate a special reserve from annual earnings for any net debit balance resulting from adjustments to the stockholders' equity, excluding treasury stock. Effective 2002, if the market price is lower than the carrying value of the Corporation's shares held by subsidiaries, the Corporation should appropriate a special reserve equal to the difference between market price and carrying value. The Corporation may release a portion of this special reserve when debit balances are partially or fully reversed.

The Corporation's steel industry is in a phase of stable growth, and the appropriation of dividends and bonus should be at more than 75% in cash and less than 25% in stock.

Under the Company Law, legal reserve may be used to offset a deficit. When the reserve has reached 50% of paid-in capital, up to 50% thereof may be transferred to capital.

In the June 2004 and 2003 meetings, the Corporation's stockholders approved the 2003 and 2002 earnings appropriation, which was proposed by the Board of Directors in March 2004 and 2003:

	Amount		Dividends Per Share	
	2003	2002	2003	2002
Legal reserve	$ 3,685,308	$ 1,683,908		
Special reserve	28,651	-		
Preferred Stock				
Cash dividends	143,286	66,867	$ 3.00	$ 1.40
Stock dividends	16,717	7,164	0.35	0.15
Common Stock				
Cash dividends	28,356,863	12,975,148	3.00	1.40
Stock dividends	3,308,301	1,390,194	0.35	0.15
Compensation to directors and supervisors	98,526	44,589		
Bonus to employees	985,263	445,890		
	$ 36,622,915	$ 16,613,760		

As of January 26, 2005, the auditors' report date, the appropriation of 2004 earnings had not been proposed by the Board of Directors. Information on the Board of Directors' proposed appropriation of the 2004 earnings and related stockholders' meeting may be accessed through the Web site of the Taiwan Stock Exchange Corporation.

g. Effect of bonus to employees and compensation to directors and supervisors charged to expense

The aforementioned appropriation of bonus to employees and compensation to directors and supervisors was as follows:

	Amount	Shares (Thousands)	Percentage to Common Shares Outstanding as of December 31, 2003 (%)
2003			
Bonus to employees - stock	$ 985,263	98,526	1.04
Compensation to directors and supervisors - cash	98,526	-	-
	$1,083,789		
2002			
Bonus to employees - stock	$ 445,890	44,589	0.49
Compensation to directors and supervisors - cash	44,589	-	-
	$ 490,479		

Had the bonus to employees and compensation to directors and supervisors been charged to expense (stock bonus calculation was based on par value) in 2003 and 2002, the basic earnings per share (after tax) for 2003 and 2002 would have decreased (the capitalization of retained earnings in 2004 and 2003 already reflected the retroactive adjustment to the shares):

2003: From $3.77 to $3.70
2002: From $1.82 to $1.78

17. INCOME TAX

a. Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follow:

	2004	2003
Tax on pretax income at statutory rate (25%)	$ 16,255,504	$ 11,276,722
Add (deduct) tax effects of differences of:		
Permanent		
Investment income, net	(1,858,365)	(1,468,169)
Cash dividends	(33,516)	(4,803)
Investment loss resulting from investees' capital decrease	-	(537,975)
Others	(23,578)	37,522
Temporary		
Investment income	(247,203)	(95,084)
Depreciation	201,960	341,820
Impairment loss on assets	148,500	-
Others	21,920	51,685
Income tax payable based on taxable income	14,465,222	9,601,718
Tax on undistributed earnings	-	128,797
Tax credits	(653,154)	(1,208,374)
Deferred tax adjustments	(376,754)	(319,998)
Prior periods' adjustments	(48,912)	(75,412)
Separate income tax on interest income	18,921	944
Income tax	$ 13,405,323	$ 8,127,675

b. Deferred income tax assets and liabilities were as follows:

	2004	2003
Current		
Deferred income tax assets		
Provision for severance pay	$ 43,638	$ 31,250
Provision of allowance for inventory loss	41,172	42,422
Others	52,511	45,587
	137,321	119,259
Deferred income tax liabilities		
Temporary difference from inventory valuation between tax reporting and financial reporting	(24,826)	(34,711)
	112,495	84,548
Noncurrent		
Deferred income tax assets		
Impairment loss on assets	134,029	-
Permanent loss on long-term investments	13,500	-
Unrealized foreign exchange loss	4,911	22,013
Others	3,173	1,224
	155,613	23,237

(Continued)

	2004	2003
Deferred income tax liabilities		
Temporary difference from depreciation on properties between tax reporting and financial reporting	(3,085,778)	(3,302,209)
	(2,930,165)	(3,278,972)
Total deferred income tax liabilities, net	$ (2,817,670)	$ (3,194,424)

Under related regulations, the above tax benefits from investment tax credits arose from expenditures for purchase of machinery and equipment, research and development, and employees' training costs, and investment in newly emerging, important and strategic industries.

c. The Corporation's income tax returns through 2001 had been examined and cleared by the tax authorities.

d. Imputation tax system

Under the Imputation Tax System, domestic stockholders are allowed a tax credit for the income tax paid by the Corporation on earnings generated since 1998. Non-resident stockholders, including holders of overseas depository receipts, are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to deduct the withholding income tax on dividends paid.

Estimated and actual ratio were 26.97% for the 2004 earnings and 23.86% for the 2003 earnings. The actual percentage for tax credit depends on the ICA balance on the dividend distribution date. As of December 31, 2004, the balance of the Imputation Credit Account (ICA) aggregated $4,656,362.

As of December 31, 2004, undistributed earnings up to 1997 amounted to $35,440, which is not subject to the Imputation Tax System.

18. PERSONNEL EXPENDITURE, DEPRECIATION AND AMORTIZATION

	2004			2003		
	Cost of Revenues	Operating Expense	Total	Cost of Revenues	Operating Expense	Total
Personnel Expenditure						
Salary	$ 14,085,149	$ 2,671,911	$ 16,757,060	$ 12,072,589	$ 2,222,332	$ 14,294,921
Labor and health insurance	494,236	86,272	580,508	485,808	84,165	569,973
Pension costs	978,943	196,734	1,175,677	1,019,514	177,179	1,196,693
Others	348,065	58,925	406,990	187,805	32,160	219,965
	$ 15,906,393	3,013,842	18,920,235	13,765,716	2,515,836	16,281,552
Depreciation	$ 9,672,083	304,316	9,976,399	10,538,137	353,739	10,891,876
Amortization	318,848	1,605	320,453	318,848	3,293	322,141

The difference in depreciation and amortization as shown above and that shown in the statements of cash flows represents the depreciation of rental assets and amortization of issuance costs of bond, which are included in nonoperating expenses.

19. EARNINGS PER SHARE

Earnings per share (EPS) were calculated using the following numerators and denominators:

Numerator - Net income

	2004		2003	
	Before Tax	After Tax	Before Tax	After Tax
Net income	$ 65,022,014	$ 51,616,691	$ 45,106,889	$ 36,979,214
Less: Preferred dividend	74,383	59,048	81,564	66,867
Basic EPS				
Net income of common stockholders	64,947,631	51,557,643	45,025,325	36,912,347
Effect of potentially dilutive shares:				
14% cumulative and convertible preferred stocks	74,383	59,048	81,564	66,867
Diluted EPS				
Net income of common stockholders and effect of potentially dilutive shares	$ 65,022,014	$ 51,616,691	$ 45,106,889	$ 36,979,214

Denominator - Thousand shares

	2004	2003
Weighted average of issued common shares	9,888,937	9,452,324
Add: Retroactive adjustments for capitalization of retained earnings	-	431,028
Less: Weighted average of treasury stocks		
- Purchased by the Corporation	21	6,285
- Held by subsidiaries	84,463	89,255
	9,804,453	9,787,812
Potentially dilutive preferred stocks	42,177	47,762
	9,846,630	9,835,574

In EPS calculation, the number of outstanding shares is retroactively adjusted for the effect of capitalization of retained earnings. Thus EPS before tax and after tax decreased from $4.81 to $4.60 and from $3.94 to $3.77, respectively, for the year ended December 31, 2003.

20. RELATED-PARTY TRANSACTIONS

a. Related parties

Related Parties	Relationship
C. S. Aluminum Corporation (CAC)	Subsidiary
China Steel Express Corporation (CSE)	Subsidiary
China Steel Global Trading Corporation (CSGT)	Subsidiary
China Steel Machinery Corporation (CSMC)	Subsidiary
Gains Investment Corporation (GIC)	Subsidiary
China Steel Security Corporation (CSS)	Subsidiary
China Prosperity Development Corporation (CPDC)	Subsidiary
Info-Champ Systems Corporation (ICSC)	Subsidiary
Hi-mag Magnetic Corporation (HMC)	Subsidiary
Long-Yuan-Fa Investment Corporation	Subsidiary
Horng-Yih Investment Corporation	Subsidiary
Goang-Yaw Investment Corporation	Subsidiary

(Continued)

Related Parties	Relationship
China Steel Asia Pacific Holdings Pte Ltd (CSAPH)	Subsidiary
China Steel Chemical Corporation (CSCC)	Investee
China Hi-ment Corporation (CHC)	Investee
China Ecotek Corporation (CEC)	Investee
China Steel Structure Corporation (CSSC)	Investee
Chung Hung Steel Corporation (CHSC)	Investee
China Steel Management Consulting Corporation (CSMCC)	Investee
Dragon Steel Corporation (DSC)	Investee
Kaohsiung Rapid Transit Corporation (KRTC)	Investee
Taiwan Rolling Stock Co., Ltd. (TRSC)	Investee
TaiAn Technologies Corporation (TTC)	Investee
Chung Mao Trading (BVI) Corp. (CSGT-BVI)	Investee
CSGT (Singapore) Pte. Ltd.	Investee
CSGT (SHANGHAI) Co., Ltd	Investee
Chung Mao Trading (SAMOA)	Investee
Mentor Consulting Corporation (MCC)	Investee
Steel Castle Technology Corp.	Investee
Ningbo Huayang Aluminum-Tech Co., Ltd	Investee
CSGT Hong Kong Limited	Substantially indirect investee
Ornasteel Enterprise Corp. (M) Sdn. Bhd.(OEC)	Substantially indirect investee
Group Steel Enterprise Corp. (M) Sdn. Bhd (GEC)	Substantially indirect investee
Wabo Globe Trading Corporation (WGTC)	Substantially indirect investee
Universal Exchange Inc. (UEI)	Substantially indirect investee
United Steel Engineering and Construction Corporation (USECC)	Substantially indirect investee
Union Steel Investment Corporation	Substantially indirect investee
Betacera Inc.	Substantially indirect investee
Tang Eng Iron Works Corporation (TEIWC)	CSC is a director of TEIWC

b. Significant related - party transactions:

	2004		2003	
	Amount	%	Amount	%
Sales				
CSSC	$ 3,625,648	2	$ 2,540,667	2
OEC	3,486,361	2	2,223,753	2
CHSC	1,640,709	1	2,145,685	2
CSCC	1,421,948	1	958,586	-
GEC	1,098,988	1	707,181	-
Others	1,411,615	1	875,069	1
	$ 12,685,269	8	$ 9,450,941	7
Purchases				
CSE	$ 17,390,754	28	$ 9,221,100	21
CAC	1,702,437	3	1,532,302	4
CHSC	1,235,664	2	1,797,443	4
Others	1,080,676	2	661,539	1
	$ 21,409,531	35	$ 13,212,384	30

Sales to and purchases from related parties are made under normal terms, except those with OEC, CAC, CSCC, GEC, and CSE, for which there are no comparison data.

Assets lease

The Corporation leases its land and office to CAC, CSSC, CHC, CSCC and CSMC, etc. Rentals are calculated at 4% to 10% p.a. of land value as published by the government or under normal terms. Rentals are collected semiannually, except for rentals from CAC and that from CSCC on the storage tank and pipelines, which are collected monthly. Lease information is as follows:

		Rental Income	
	Expiry Date	**2004**	**2003**
CAC	February 2016	$ 51,783	$ 47,317
CSMC	November 2011	22,967	22,946
CSSC	May 2018	20,469	15,509
CSCC	December 2010	20,441	19,882
CHC	April 2012	4,938	5,018
Others	April 2009	3,270	3,859
		$ 123,868	$ 114,531

Factoring of notes receivable

The Corporation sold some of its notes receivable to MCC without recourse for $442,559 and $3,027,385 for the years ended 2004 and 2003, respectively. The related expenses were $2,639 in 2004 and $28,032 in 2003, respectively.

Other expenditures

Other expenditures paid to related parties pertained to furnace slag and clearance services, property maintenance or construction, export shipping charges, commissions for export and import services, etc.

	2004	**2003**
CEC	$ 983,665	$ 666,851
CSSC	795,548	455,104
CSMC	669,277	347,116
CHC	528,118	385,074
USECC	387,943	268,687
CSE	264,367	272,180
Others	1,091,052	841,314
	$ 4,719,970	$ 3,236,326

Other revenues

Other revenues pertained to labor services, processing of products, utilities, and other services to related parties.

	2004	2003
TEIWC	$ 930,003	$ 776,244
KRTC	282,048	365,536
CAC	137,459	127,080
CHSC	131,947	31,276
CSCC	89,631	55,035
CSMCC	86,949	10,123
Others	316,136	117,221
	$ 1,974,173	$ 1,482,515

The Corporation contracted projects with KRTC and scheduled them to be completed in 2007. The profits generated by construction of $3,890 and $2,826 in 2004 and 2003, respectively, are deferred.

c. Balances at year-end

	2004		2003	
	Amount	%	Amount	%
Receivables				
CSCC	$ 139,995	7	$ 73,286	7
TEIWC	78,190	4	35,449	3
OEC	55,350	3	9	-
CSMC	37,906	2	973	-
GEC	32,351	1	69	-
CSSC	9,799	-	35,498	3
Others	39,388	2	25,146	3
	$ 392,979	19	$ 170,430	16
Payables				
CSE	$1,158,805	38	$ 737,368	32
CHSC	313,121	10	-	-
CAC	109,130	4	217,387	10
Others	29,298	-	28,548	1
	$1,610,354	52	$ 983,303	43

21. PLEDGED ASSETS

a. Time deposits of $4,731,694 and $4,931,694 (included in pledged time deposits and restricted assets) as of December 31, 2004 and 2003, respectively, had been pledged mainly as collateral for bank overdraft, etc.

b. The Corporation provided machinery and equipment with carrying values of $2,991,337 and $5,499,831 as of December 31, 2004 and 2003, respectively, as collaterals for credit lines from banks.

c. As of 2003, the Corporation provided 20,000,000 shares of CAC's stock as collateral for a credit line obtained from China Development Industrial Bank. In September 2004, the registration of collateral had been repealed.

22. COMMITMENTS AS OF DECEMBER 31, 2004

a. The Corporation had several construction contracts, under guarantees of $1,241,992 granted by the International Commercial Bank of China and Taipei Bank.

b. Unused letters of credit amounted to $10.3 billion.

c. The Corporation sold its notes receivable of $1,110,128 to Chung Hsing Bills Finance Corporation (CHBFC) and also fully guaranteed these receivables. To reduce its risk on this guarantee, the Corporation obtained credit risk insurance from an insurance company and entered into an agreement with CHBFC for CHBFC to share any loss on this credit risk.

d. The Corporation has raw material purchase contracts with suppliers from Australia, India, Brazil, Canada, Indonesia, Mainland China, Japan, Philippines, Russia, Vietnam and domestic companies with contract terms of 1 to 10 years. Contracted annual purchases of 8,500,000 metric tons of coal, 16,630,000 metric tons of iron ore, and 2,760,000 metric tons of stones are at prices negotiable every year. Unpaid purchase amounts as of December 31, 2004 were $128.4 billion (24,270,000 metric tons of coal; 42,030,000 metric tons of iron ore; and 220,000 metric tons of stones).

e. In September 2003, CHSC entered a Syndicated Credit Facility Agreement with Chiao Tung Bank and 23 other Banks. Under this agreement, the Corporation and its related parties should collectively hold at least 30% of CHSC's issued shares and have over half of the seats in the Board of Directors and influence on its operations. As of December 31, 2004, the Corporation had total direct and indirect shareholdings in CHSC of 39.3% and two-thirds of the seats in the Board of Directors and influence on its operations.

f. KRTC entered a Syndicated Credit Facility Agreement with the Taiwan Bank and 23 other Banks. Under this agreement, the Corporation and its subsidiaries should collectively hold at least 30% of KRTC's capital stock during the construction period. As of December 31, 2004, the Corporation's total equity in KRTC was 31%.

23. FINANCIAL INSTRUMENTS

For the years ended December 31, 2004 and 2003 the Corporation had no derivate transactions.

As of December 31, 2004 and 2003, the estimated fair values of financial instruments were as follows:

	2004		2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Nonderivative financial instruments				
Assets				
Cash and cash equivalents	$ 26,402,765	$ 26,402,765	$ 3,862,720	$ 3,862,720
Short-term investments	23,855,035	26,360,811	38,829,092	41,775,360
Notes receivable	1,711,335	1,711,335	487,926	487,926
Accounts receivable	2,062,163	2,062,163	1,050,742	1,050,742
Other receivable	226,180	226,180	150,641	150,641
Pledged time deposits	4,731,694	4,731,694	4,931,694	4,931,694
Long-term investments	50,631,972	56,403,837	44,558,206	49,552,521
Refundable deposits	73,793	73,793	46,414	46,414
Liabilities				
Short-term bank loans and overdraft	4,465,959	4,465,959	4,609,470	4,609,470
Commercial paper payable	1,799,052	1,799,052	1,699,214	1,699,214
Notes and accounts payable	3,086,340	3,086,340	2,292,434	2,292,434
Accrued expenses	7,015,299	7,015,299	5,889,824	5,889,824
Long-term bonds	15,000,000	15,880,323	25,000,000	26,688,282
Long-term debts	2,861,200	2,861,200	2,275,300	2,275,300

The assumptions and methods used to estimate the fair values of financial instruments are as follows:

1) The carrying values of cash and cash equivalents, notes receivable, accounts receivable, other receivable, pledged time deposits, short-term bank loans and overdraft, commercial paper payable, notes and accounts payable, accrued expenses approximate fair value because of the short maturity of these instruments.

2) The fair values of short-term investments and long-term investments are determined at market values or net asset values.

3) The fair values of long-term liabilities are determined on using the present values of future cash flows, with the values discounted at the interest rates of similar long-term debts available for the Corporation.

4) The fair values of refundable cash deposits are determined at their carrying values.

24. SUBSEQUENT EVENT

In January 2005, the government revised land tax legislation to reduce the land value increment tax rate. The Corporation will reduce the reserve for land value increment tax by $1,197,519 and the amount will be credited to capital surplus.

25. SEGMENT INFORMATION

The Corporation operates entirely in a single industry segment of Steel. In compliance with Statement of Financial Accounting Standards No. 20 - "Disclosure of Segment Financial Information," export information is disclosed as follows:

	2004	2003
Southeastern Asia	$ 28,922,288	$ 23,768,169
Northeastern Asia	11,301,030	8,736,303
Other areas	302,535	209,945
	$ 40,525,853	$ 32,714,417
% to total revenues	24	26